Coca-Cola İçecek

07021680

RECEIVED

2007 MAR -9 A 11:52

FILE 82-35049

March 5, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on March 5, 2007.

Coca-Cola İçecek's ("CCI") Board of Directors at its meeting of March 5th, 2007 approved the following resolutions, adopted by Efes Invest Holland B.V.(a wholly owned subsidiary) pertaining to its investment in Tajikistan;

1. Efes Invest Holland B.V. will establish a new company in Tajikistan, to be named as CC Trade Limited Liability Company ("CC Trade LLC") and will own 90% thereof,

2. Efes Invest Holland B.V. will pay US$0.9mn as initial capital,

3. Approval of the Articles of Association of CC Trade LLC,

4. Appointment of Mr. Cevdet Duru as Director General of CC Trade LLC.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

dlw 3/12

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Coca-Cola İçecek

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68